UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Gulf Coast Ultra Deep Royalty Trust
(Name of Issuer)

Royalty Trust Units
(Title of Class of Securities)

40222T104
(CUSIP Number)

May 30, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Magnolia Oil & Gas Corporation
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer:

Gulf Coast Ultra Deep Royalty Trust

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Bank of New York Mellon Trust Company, N.A., as trustee, Institutional Trust Services, 919 Congress Avenue, Suite 500, Austin, Texas 78701

Item 2(a).	Names of Person Filing:

Magnolia Oil & Gas Corporation

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

Nine Greenway Plaza, Suite 1300, Houston, TX 77046

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities:

Royalty Trust Units

Item 2(e).	CUSIP Number:

40222T104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for the reporting person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

The information in items 1 through 11 on the cover pages to this Schedule 13G, including the notes thereto, is incorporated by reference.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2023

MAGNOLIA OIL & GAS CORPORATION

By:	/s/ Timothy D. Yang
Name:	Timothy D. Yang
Title:	Executive Vice President, General Counsel, Corporate Secretary & Land